Filed Pursuant To Rule 433

Registration No. 333-209926

July 5, 2016

Gold, Brexit And You: 3 Ways To Play Another Gold Rally

Posted to Investor’s Business Daily

By Aparna Narayanan

July 1, 2016

This year, gold has done exactly what it is expected to do when the stock markets are in turmoil: offer a safe haven. ETF investors saw proof of that again after Brexiteers’ triumph drove stocks down and the precious metal to a new high.

And Brexit isn’t yet done having an impact on gold, says George Milling-Stanley, head of gold investment strategy at State Street Global Advisors. He describes the U.K.’s vote to leave the European Union as “a result without a resolution” that’s leading to enormous uncertainties.

A messy divorce should be supportive of the precious metal going forward. Brexit also boxes in the Federal Reserve, which is now widely expected to put off interest-rate hikes that could have weighed on the yellow metal.

So another gold rally may be coming. But what’s that rally going to look like?

That matters to gold bugs. Milling-Stanley likes to see a sustainable rise in gold prices. He’s heartened that gold continues to trade within his predicted $1,150-$1,350 per ounce range, but at the top end of it. So far, he’s seeing no signs of a bubble in gold prices reminiscent of 2011.

“It makes me happy and optimistic,” he told Investor’s Business Daily in a phone call.

Spot gold rose $20.20 to $1,341.90 on Friday.

How High Can Gold Go?

Milling-Stanley’s short-term outlook for gold prices is bullish. It wouldn’t surprise him to see gold hit $1,400 by Christmas, he said.

SPDR Gold Shares (GLD), the largest commodity exchange traded fund, hit its highest level in nearly two years after the Brexit outcome. GLD jumped 9% in June and has posted a lofty 25% gain year to date.

Still, the ETF is trading roughly one-third off its all-time peak of 185.85. It’s returned only about an average annual 2% the last three years. That leaves room for potential upside, experts say.

GLD has seen $14.82 billion in net inflow so far in 2016, topping every other ETF.

Milling-Stanley said a good deal of recent gold purchasing has been for strategic allocations, which “had dwindled to dangerous levels after the bursting the 2011 bubble.” Gold acts as a risk diversifier in portfolios made up of mostly stocks and bonds, among other benefits. It tends to deliver a return when other assets fail, according to the World Gold Council.

The council suggests most long-term portfolios should have between 2% and 10% allocated to gold. Double those numbers in tumultuous times, Milling-Stanley suggested. This helps to dampen portfolio volatility and boost risk-adjusted returns.

Investing In Gold

Exchange traded funds offer investors several ways to invest in physical gold. AdvisorShares Gartman Gold/Euro (GEUR) is an actively managed ETF that invests in gold using euros.

Alternative investing expert Dennis Gartman expects Brexit to propel both the U.S. dollar and gold higher and push the sterling and euro lower. In that scenario, GEUR could outperform rival ETFs that invest in gold using dollars. AdvisorShares partnered with Gartman to launch GEUR.

ETFS Physical Swiss Gold (SGOL) stores gold in secured vaults in Zurich, unlike most competitors that use London vaults. It recently crossed $1 billion in assets.

The Brexit vote may compel investors to reconsider the location and any risks tied to where their gold ETF vaults its bullion, Maxwell Gold, director of investment strategy at ETF Securities, told IBD via email.

He thinks SGOL may benefit in the coming weeks as gold bugs seek out vaults that are both familiar and located away from London.

“Switzerland’s track record of stability over centuries and its integral role in the global gold market” may appeal to investors, the fortuitously named Gold added.

Both SGOL and GEUR can be paired with popular choices like SPDR Gold Shares or iShares Gold Trust (IAU) for added diversification. However, the former pair are thinly traded. GEUR, which holds gold futures and currency futures, is also the most expensive option among these peers.

Gold expects investors to continue to favor the metal as uncertainties loom around the world, stocks look pricey and bond yields remain stuck at record lows. Fundamentals for the metal look favorable to him too.

He added: “We continue to see strong demand from emerging markets, central banks and investors while supply continues to contract, which should continue to be constructive for gold in the medium and long term.”

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.